UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Equidyne Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29442R105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael J. Smith
                              c/o MFC Bancorp Ltd.
      Floor 21, Millenium Tower, Handelskai 94-96, A-1200, Vienna, Austria
                            Telephone (431) 240-25102
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 30, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                               Page 2 of 6 Pages

CUSIP  No.     29442R105
            ----------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

          MFC  BANCORP  LTD.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [    ]
       (b)     [    ]

3)     SEC  Use  Only
                      ----------------------------------------------------------
4)     Source  of  Funds     00
                          ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     YUKON  TERRITORY,  CANADA
                                                 -------------------------------

       Number  of               (7)  Sole  Voting  Power     1,304,233
       Shares  Bene-                                      ----------------------
       ficially                 (8)  Shared  Voting  Power     0
       Owned  by                                            --------------------
       Each  Reporting          (9)  Sole  Dispositive  Power     100
       Person                                                  -----------------
       With                     (10) Shared  Dispositive  Power     0
                                                                 ---------------

11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
          1,304,233
       -------------------------------------------------------------------------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)     8.7%
                                                                   -------------

14)    Type  of  Reporting  Person          CO
                                    --------------------------------------------

                                                               Page 3 of 6 Pages

ITEM  1.     SECURITY  AND  ISSUER.

This Statement relates to shares of common stock, par value $0.10 per share (the "Shares") of Equidyne Corporation (the "Corporation").

The principal executive offices of the Corporation are located at 11770 Bernardo Plaza Ct., Suite 351, San Diego, California 92128.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"). MFC operates in the financial services segment and has an address at Floor 21, Millenium Tower, Handelskai 94-96, A-1200, Vienna, Austria. See Item 6 on page 2 of this
Schedule  13D  for  the  jurisdiction  of  organization  of  MFC.

The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of MFC.


                                    RESIDENCE OR
NAME                                BUSINESS ADDRESS
-----------------------------       ------------------------------------------------------------------------
Michael J. Smith                    Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
-----------------------------       ------------------------------------------------------------------------
Sok Chu Kim                         1071 - 59 Namhyun-Dong, Gwanak-Kn, Seoul, Korea
-----------------------------       ------------------------------------------------------------------------
Oq-Hyun Chin                        3,4 Floor, Kyung Am Bldg., 831-28 Yeoksam-Dong, Kangnam-Ku, Seoul, Korea
-----------------------------       ------------------------------------------------------------------------
Dr. Stefan Feuerstein               Charlottenstrasse 59, D-10117 Berlin, Germany
-----------------------------       ------------------------------------------------------------------------
Silke Brossmann                     Sudetenstrasse 3, D-63110 Rodgau, Germany
-----------------------------       ------------------------------------------------------------------------
Roy Zanatta                         Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada,
                                    V6C 3A6
-----------------------------       ------------------------------------------------------------------------
Claudio Morandi                     Kasernenstrasse 1, 9100 Herisau, Switzerland
-----------------------------       ------------------------------------------------------------------------
John Musacchio                      507 Lakewood Drive, Monroeville, Pennsylvania, USA  15146
-----------------------------       ------------------------------------------------------------------------


                                    PRINCIPAL
NAME                                OCCUPATION                                                   CITIZENSHIP
-----------------------------       -----------------------------------------------------------  -----------
Michael J. Smith                    Director, President and Chief Executive Officer of MFC       British
-----------------------------       -----------------------------------------------------------  -----------
Sok Chu Kim                         Director of Korea Liberalization Fund Ltd.                   Korean
-----------------------------       -----------------------------------------------------------  -----------
Oq-Hyun Chin                        Business Advisor, The Art Group Architects & Engineers Ltd.  Korean
-----------------------------       -----------------------------------------------------------  -----------
Dr. Stefan Feuerstein               Director and President of MFC Capital Partners AG            German
-----------------------------       -----------------------------------------------------------  -----------
Silke Brossmann                     Consultant                                                   German
-----------------------------       -----------------------------------------------------------  -----------
Roy Zanatta                         Secretary of MFC                                             Canadian
-----------------------------       -----------------------------------------------------------  -----------
Claudio Morandi                     Managing Director, MFC Merchant Bank S.A.                    Swiss
-----------------------------       -----------------------------------------------------------  -----------
John Musacchio                      Vice-President, MFC                                          American
-----------------------------       -----------------------------------------------------------  -----------


During the last five years, neither MFC nor, to its knowledge, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                                               Page 4 of 6 Pages


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On April 30, 2003, MFC and Concord Effekten AG ("Concord") entered into an agreement (the "Agreement") dated April 29, 2003 pursuant to which Concord agreed that, with relation to the 2003 annual meeting of stockholders of the Corporation and any other meeting of the Corporation or any adjournment or postponement held prior to June 30, 2004 (the "2003 Meeting"), Concord would provide to MFC, upon request, any proxies or otherwise take such actions as may be required or desirable to vote the 1,200,000 Shares of the Corporation plus any other Shares of the Corporation held by Concord at the time of the 2003 Meeting in favour of any nominees for election as directors of the Corporation put forth by MFC and otherwise vote such Shares as directed by MFC with respect to any proposal before the stockholders of the Corporation. The Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.


ITEM  4.     PURPOSE  OF  TRANSACTION.

MFC was granted voting rights with respect to the 1,200,000 Shares plus any other Shares of the Corporation held by Concord at the time of the 2003 meeting in connection with the Agreement whereby MFC was given the authority to direct the voting of Shares held by Concord. Concord granted MFC voting power over the Shares to allow MFC to actively influence the strategy and policy of the Corporation, including potentially electing MFC's slate of directors who may be able to preserve and enhance shareholder value more effectively than the current state of directors of the Corporation. Except as otherwise disclosed, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have the intention of acquiring beneficial ownership over additional Shares, although MFC reserves the right to make additional purchases on the open market, in private transactions and from treasury.

As part of MFC's ongoing review of its interest in the Shares, MFC is currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of securities of the Corporation or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Corporation; (e) any material change in the present capitalization of the Corporation; (f) any other material change in the Corporation's business or corporate structure; or (g) any action similar to any of those enumerated above. There is no assurance that MFC will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which MFC may pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the securities of the Corporation, the financial condition, results of operations and prospect of the Corporation and general economic, financial market and industry conditions. MFC intends to request, and will be seeking, representation on the Board of Directors of the Corporation either through appointment or shareholders' meeting, which may result in a change in the management of the Corporation.

                                                               Page 5 of 6 Pages


Except as otherwise disclosed, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a) - (j) of Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As a result of the Agreement, MFC has the sole power to direct the vote of, and accordingly has beneficial ownership of, in aggregate 1,304,233 Shares, representing approximately 8.7% of the Corporation's issued and outstanding Shares. Concord retains the right to direct the receipt of proceeds from, and the proceeds from the sale of, the 1,304,133 Shares subject to the Agreement.

To the knowledge of MFC, none of its directors or executive officers have any power to vote or dispose of any Shares of the Corporation, nor did they, or MFC, effect any transactions in such Shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition to being granted voting rights over the 1,304,133 Shares, MFC was granted an option to purchase up to 485,844 of the Shares held by Concord exercisable at any time until the earlier of the date that is 60 days after the date of the 2003 Meeting and August 31, 2003 for an exercise price of $0.45 per share. MFC was also granted a right of first refusal pursuant to and for the term of the Agreement to purchase all, but not less than all, of any Shares which Concord proposes to sell to an arm's length purchaser. The Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Exhibit Number            Description
     --------------            -----------
            1                  Agreement between MFC Bancorp Ltd. and Concord
                               dated April  29,  2003.

                                                               Page 6 of 6 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        MFC  BANCORP  LTD.

                                  By:     /s/  Roy  Zanatta
                                  ---------------------------------
                                             (Signature)

                                       Roy  Zanatta,  Secretary
                                  ---------------------------------
                                         (Name  and  Title)

                                           May 2,  2003
                                  ---------------------------------
                                                (Date)

     Exhibit Number           Description
     --------------           -----------
            1                 Agreement  between  MFC Bancorp Ltd. and Concord
                              dated April  29,  2003.